UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Not for release, publication or distribution in Australia, Canada or Japan or in any other jurisdiction where it is unlawful to distribute this document.

April, 18, 2014.

Abengoa, S.A. (the “Company”), in compliance with article 82 of the Spanish Securities Market Act, informs the Spanish securities market regulator (“Comisión Nacional del Mercado de Valores”) about the following

Significant Event

Abengoa today announced that its wholly-owned subsidiary, Abengoa Yield plc (“Abengoa Yield”) has filed a new draft of the registration statement on Form F-1 that was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 1, 2014 in anticipation of a proposed initial public offering of the ordinary shares of Abengoa Yield. Abengoa Yield was formed by Abengoa to serve as the primary vehicle through which Abengoa will own, manage and acquire renewable energy, conventional power and electric transmission lines and other contracted revenue-generating assets, initially focused on North America (the United States and Mexico) and South America (Peru, Chile, Uruguay and Brazil), as well as Europe (Spain).  The number of shares to be offered and the price range for the offering have not yet been determined.

The registration statement on Form F-1 filed with the SEC has not yet become effective and the shares to be registered may not be sold nor may offers to buy be accepted prior to the time when the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

This communication contains forward-looking statements that may state Abengoa’s or its management’s intentions, beliefs, expectations or predictions for the future. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, and typically can be identified by the use of words such as “will,” “expect,” “estimate,” “anticipate,” “forecast,” “plan,” “believe” and similar terms. Although Abengoa believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, risks and uncertainties related to the capital markets.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

	By:	/s/ MIGUEL ÁNGEL JIMÉNEZ-VELASCO MAZARÍO
Name: Miguel Ángel Jiménez-Velasco Mazarío
Title: General Secretary

Date: April 18, 2014